Exhibit 99.4

Bio of Benoit Ribadeau-Dumas



Benoît Ribadeau-Dumas, born in 1972, French citizen, began his career at the French Council of State in 1997 before joining Thales, a leading French technology group in aerospace and defense, as Director of Business Development.

He held different roles within the Company until 2009 when he was named CEO of Thales Underwater Systems. Mr. Ribadeau-Dumas was later appointed at geoscience global leader CGG as Senior Executive Vice President and then at ZodiacAerospace, as member of the Management Board and CEO of the Aerosystems Branch. In 2017, he joined the Cabinet of the French Prime Minister as Chief of Staff. He is a Partner at Exor.

Mr. Ribadeau-Dumas graduated from Ecole Polytechnique and attended the Ecole Nationale d'Administration (ENA).